August 3, 2007
via Edgar
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

RE:	eResearch Technology, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 7, 2007

Form 10-Q for Fiscal Quarter Ended March 31, 2007
Filed May 4, 2007

File No. 0-29100
Ladies and Gentlemen:
Set forth below are the comments contained in your July 20, 2007 letter with respect to the above-captioned filings, together with our responses to each of those comments.
Form 10-K for the year ended December 31, 2006
Item 9A. Controls and Procedures, page 35
1.	We note that a partial definition of disclosure controls and procedures was provided. The disclosure should be revised either to remove the partial definition, or to provide the entire definition, along with a clear conclusion regarding effectiveness with respect to each component.
Response: In response to the Staff’s comment, we confirm that our officers’ conclusions as to the effectiveness of our disclosure controls and procedures as of December 31, 2006 would not have changed based on the more comprehensive definition in Rule 13a-15(e). We will revise the related paragraph in our future filings, beginning with our Form 10-Q for the quarter ended June 30, 2007, and we anticipate that such paragraph will read as follows:
We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15 under the Securities Exchange Act of 1934, as amended, as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of the end of the period covered by this report were designed and functioning effectively to provide reasonable assurance that

Securities and Exchange Commission
August 3, 2007

information required to be disclosed by the Company (including our consolidated subsidiaries) in the reports we file with or submit to the Securities and Exchange Commission is (i) recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and (ii) accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. There were no changes in our internal control over financial reporting during the quarter ended June 30, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Consolidated Statements of Cash Flows, F-8
2.	We note that you have classified the “cost of sales of equipment” as a reconciling item in the operating section. Please explain to us the circumstances under which you are selling equipment and justify the classification of this item in the statement of cash flows.

Response: In connection with providing centralized electrocardiographic services (Cardiac Safety services), we may provide cardiac safety equipment for use of our clients in using our Cardiac Safety services, primarily through equipment rentals via cancelable agreements and, in some cases, through non-recourse equipment sales. Our clients use the cardiac safety equipment to perform the ECG and Holter recordings and to give our clients the means to send these recordings to eRT. In cases in which we sell equipment, the equipment we sell comes from our stock of rental equipment. Sales of equipment have occurred from time-to-time beginning in 2004 and are usually the result of a client’s request. Some clinical trials are conducted over a long period of time and involve very few ECG transactions each month. As such, the cost of renting equipment can be expensive relative to the cost of the entire study. Occasionally, in these cases, a client will request to purchase the cardiac safety equipment rather than rent the units. Accordingly, we may sell, rather then rent, the units to the client. We consider the revenue from equipment sales to be akin to the equipment rental revenue because the equipment is used similarly by our clients to procure our cardiac safety services. Accordingly, we have included the proceeds from the equipment sales in the operating section of our statement of cash flows. The “cost of sales of equipment” reflects the add-back of the non-cash write-off of the net book value of the equipment that is sold from our property and equipment. In order to clarify the classification of the sale of cardiac safety equipment as operating, we will revise the Property and Equipment discussion included in our Summary of Significant Accounting Policies in our future filings, beginning with our Form 10-Q for the quarter ended June 30, 2007, and we anticipate that the added paragraphs will read as follows:
The largest component of property and equipment is cardiac safety equipment. Our clients use the cardiac safety equipment to perform the ECG and Holter recordings, and it also provides the means to send such recordings to eRT. We provide this equipment to

Securities and Exchange Commission
August 3, 2007

clients primarily through rentals via cancellable agreements and, in some cases, through non-recourse equipment sales. The equipment rentals and sales are included in, or associated with, our Cardiac Safety services agreements with our clients and the decision to rent or buy equipment is made by our clients prior to the start of the cardiac safety study. The decision to buy rather than rent is usually predicated upon the economics to the client based upon the length of the study and the number of ECGs to be performed each month. The longer the study and the fewer the number of ECGs performed, the more likely it is that the client may request to purchase cardiac safety equipment rather than rent. Regardless of whether the client rents or buys the cardiac safety equipment, we consider the resulting cash flow to be part of our operations and reflect it as such in our consolidated statements of cash flows.

Our Cardiac Safety services agreements contain multiple elements. As a result, significant contract interpretation is sometimes required to determine the appropriate accounting. In doing so, we consider various factors, such as whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting for revenue recognition purposes and, if so, how the contract value should be allocated among the deliverable elements and when to recognize revenue for each element. We recognize revenue for delivered elements only when the fair values of undelivered elements are known, uncertainties regarding client acceptance are resolved and there are no client-negotiated refund or return rights affecting the revenue recognized for delivered elements.

The gross cost for cardiac safety equipment was $29.2 million and $36.0 million at December 31, 2006 and June 30, 2007, respectively. The accumulated depreciation for cardiac safety equipment was $15.2 million and $17.9 million at December 31, 2006 and June 30, 2007, respectively.
Notes to Consolidated Financial Statements
1. Background and Summary of Significant Accounting Policies
Revenue Recognition, F-10
3.	It appears that “Site support” which includes revenue earned from the rental and sale of equipment is a significant component of total revenue. Please provide the disclosure required by paragraph 23(b) of SFAS No. 13 as applicable.

Response: Please refer to our response to comment 2 above for a background discussion regarding the rental and sale of cardiac safety equipment in our business.

Securities and Exchange Commission
August 3, 2007

Paragraph 23(b) of SFAS No. 13 requires that the following be disclosed when leasing is a significant part of the lessor’s business:
i.	The cost and carrying amount, if different, of property on lease or held for leasing by major classes of property according to nature or function, and the amount of accumulated depreciation in total as of the date of the latest balance sheet presented.
ii.	Minimum future rentals on non-cancelable leases as of the date of the latest balance sheet presented, in the aggregate and for each of the five succeeding fiscal years.
iii.	Total contingent rentals included in income for each period for which an income statement is presented.
With regard to (i.), the majority of the cost reflected in “Computer and other equipment” in our Form 10-K relates to the cardiac safety equipment (approximately $29.2 million of the $39.9 million balance at December 31, 2006 and $25.9 million of the $34.5 million balance at December 31, 2005). In response to comment 3, we will revise the disclosure in our future filings to provide a separate breakout of cardiac safety equipment cost and accumulated depreciation, beginning with our Form 10-Q for the quarter ended June 30, 2007, as noted in response to comment 2 above.

With regard to (ii.), all of our customer agreements that include cardiac safety equipment rentals are cancelable. Therefore, this disclosure is not applicable.

With regard to (iii.), we have no contingent rentals; therefore, this disclosure is not applicable.
Form 10-Q for the three months ended March 31, 2007
Item 4. Controls and Procedures, page 21
4.	We note that a partial definition of disclosure controls and procedures was provided. The disclosure should be revised either to remove the partial definition, or to provide the entire definition, along with a clear conclusion regarding effectiveness to each component.
Response: In response to the Staff’s comment, we confirm that our officers’ conclusions as to the effectiveness of our disclosure controls and procedures as of March 31, 2007 would not have changed based on the more comprehensive definition in Rule 13a-15(e). We will revise the related paragraph in our future filings, beginning with our Form 10-Q for the quarter ended June 30, 2007, and we anticipate that such paragraph will read as follows:

Securities and Exchange Commission
August 3, 2007

We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15 under the Securities Exchange Act of 1934, as amended, as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of the end of the period covered by this report were designed and functioning effectively to provide reasonable assurance that information required to be disclosed by the Company (including our consolidated subsidiaries) in the reports we file with or submit to the Securities and Exchange Commission is (i) recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and (ii) accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. There were no changes in our internal control over financial reporting during the quarter ended June 30, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Securities and Exchange Commission
August 3, 2007

On behalf of the Company, I hereby acknowledge that (i) the Company is responsible for the adequacy and the accuracy of the disclosure in its filings with the Commission; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If further information or clarification with respect to the foregoing points is desired, please contact the undersigned at (215) 282-5566.
Sincerely,
/s/ Richard A. Baron
Executive Vice President and
Chief Financial Officer

cc:	Ms. Tia Jenkins
Ms. Angela Halac
Thomas G. Spencer, Esq., Duane Morris LLP
Mr. Stephen Scheppmann, Audit Committee Chair
Mr. Robert Steen, KPMG LLP